Union Bankshares Corporation

212 N. Main Street

Bowling Green, Virginia 22427

August 29, 2007

Mr. Donald Walker, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

RE:	Union Bankshares Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 10, 2007

File No. 000-20293

Dear Mr. Walker:

This letter contains the responses of Union Bankshares Corporation (the “Company”, “we” or “our”) to your letter dated August 17, 2007 regarding the matter above. We received the letter on August 24, 2007 and spoke with Babette Cooper to clarify the response time and some of the comments in the letter. She indicated a response within 10 business days of receipt would be acceptable. To facilitate your review, we have reproduced, in italics, the paragraphs of your letter, each of which is followed by our response.

Management Discussion and Analysis

Asset Quality (Allowance for Loan Losses and Nonperforming Assets, page 27)

1.	You do not specify the unallocated portion of your allowance for loan losses in the table on page 28. Your accounting policy states the allowance for loan losses consists of specific, general and unallocated components on page 43. Please tell us the amounts of each of the components as of December 31, 2006, March 31, 2007 and June 30, 2007.

The following table summarizes the various components of the allowance for loan losses for the periods ending December 31, 2006, March 31, 2007 and June 30, 2007. For these periods we did not have any portion of the allowance for loan losses classified as unallocated. The following figures are in thousands.

Components	6/30/2007	3/31/2007	12/31/2006
Specific	$1,157	$1,203	$1,947
General	$17,196	$17,048	$17,201

	$18,353	$18,251	$19,148

2.	You state that during the first quarter of 2006, a comprehensive loan modification agreement was signed with respect to the $10.6 million loan secured by two assisted living facilities and other real estate. Please tell us how you applied SFAS 15, EITF 01-7 and SFAS 114 to this loan.

The primary result of the aforementioned modification agreement was to attach additional collateral to our credit relationship with the borrower. A fourth deed of trust was added and, more importantly, cross-collateralization was achieved on the entire credit relationship. While this reduced our overall credit exposure on the relationship, some uncertainty remained with respect to the borrower’s ability to perform under the modification agreement. Accordingly, the specific reserves were maintained through 2006. The interest rate was adjusted downward as part of the loan modification, but since the loans have been on nonaccrual since June 2003 and reserves previously established against them, no adjustment to the reserves was necessary. In the first quarter of 2007, one of the notes in this credit relationship was sold to a third party, further reducing our exposure and reserves of $750,000 were recovered.

3.	Please tell us if you have any other concentrations of credit risk besides the $10.6 million loan balance already disclosed. Refer to paragraph 15A of SFAS 107

Please see Item 1 A. – Risk Factors, page 10, under the heading “The Company’s concentration in loans secured by real estate may adversely impact earnings due to changes in the real estate markets”.

Additionally, page 26, under the heading “Loan Portfolio”, the fourth sentence states, “At December 31, 2006, loans secured by real estate continue to represent the Company’s largest category, comprising 79.2% of the total loan portfolio.”

Note 1 – Summary of Significant Accounting Policies

(U) Recent Accounting Pronouncements, page 48

4.	You state you do not “anticipate” the effects of SAB 108 will have a material impact on your consolidated financial statements. Please note that you were required to adopt SAB 108 in the first fiscal year ending after November 15, 2006. Please tell us if SAB 108 had any impact on your financial statements as of December 31, 2006. We may have further comment upon review of your response.

We recognize that we were required to adopt SAB 108 in the first fiscal year ending after November 15, 2006. The adoption of SAB 108 at December 31, 2006 did not have a material impact on our consolidated financial statements.

Item 9A. Controls and Procedures, page 71

5.	We note your statement that “disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.” Please tell us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, you may remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We have reviewed Section II.F.4 cited above and have revised our disclosures for future filings. The words “not absolute” have been removed (see strike through below) and language has been added disclosing that we have concluded that the controls and procedures are, in fact, effective at the “reasonable assurance” level (see underlined below). The modified Evaluation of Disclosure Controls and Procedures will now read as follows:

“The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this quarterly report on Form 10-Q, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective at the reasonable assurance level.”

In addition, as your letter requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have additional questions, please do not hesitate to call me at (804) 632-2112.

Sincerely,

D. Anthony Peay
Executive Vice President and Chief Financial Officer